EXHIBIT 99.1

PRESS RELEASE

Banro Provides Q4 2012 Production Update for its Twangiza Gold Mine, DRC

- 19,750 ounces of gold produced in the fourth quarter of 2012

Toronto, Canada – January 14, 2013 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide a gold production update for its Twangiza Gold Mine in the Democratic Republic of the Congo (the “DRC”).

Twangiza produced 19,750 ounces of gold for the final quarter of 2012. This was Twangiza’s best quarterly performance since start-up, which has enabled management to fully assess the expansion potential, and operational issues required to achieve higher levels of productivity.

A comprehensive upgrade of the metallurgical plant is now underway which in brief includes the introduction of a larger front end crusher, as well as increasing the CIL tank volumes and doubling elution capability. The full expansion exercise is planned to be completed by the end of the third quarter 2013. This will increase throughputs to 1.7Mtpa (425,000t/quarter), which is approximately 68% higher than Q4 2012 and, together with higher recoveries expected to be in the 90% range, unit costs will reduce further to US$500-600/oz.

The Company’s fourth quarter production results are as follows:

	Units	Q4 2012
Total ore mined	Tonnes	370,361
Total ore milled	Tonnes	252,220
Head grade	g/t Au	2.98
Recovery	%	83
Strip ratio	t:t	0.92
Gold production	Ounces	19,750
Average gold price received	US$/ounce	1,711

Given the lower than planned throughput, which will be resolved once the additional tank capacity is added, mining sequences over the past quarter were adjusted to optimise grade delivered to the metallurgical plant. This, and the fact that grade control drilling is demonstrating grades of 7% higher than resource model grades, resulted in the higher than planned head grade of 2.98g/t Au for the period. For similar reasons, the strip ratio for the period increased to 0.92, which was previously in the order of 0.4, has been exaggerated somewhat by the fact that only waste was mined during the periods of downtime.

Year end 2012 financial results will be released on March 26, 2012, followed by an investor conference call on March 27.

Qualified Person

Colin J.S. Belshaw, FIMMM, I.Eng., Banro’s Vice President, Operations and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company and as such maximize the return on capital and limits the dilution to shareholders as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Simon Village, President & CEO, Tel: +44 (0) 788 405 4012,
or
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,
or
Arnold T. Kondrat, Executive Vice-President, +1 (416) 366-2221

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production, gold recoveries and costs, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2012 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.